Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

ALPINE IMMUNE SCIENCES, INC.

at

$65.00 per share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding

Pursuant to the Offer to Purchase dated April 22, 2024

by

ADAMS MERGER SUB, INC.

a wholly owned subsidiary

of

VERTEX PHARMACEUTICALS INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON MAY 17, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

April 22, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Adams Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”), at a purchase price of $65.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2024 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer and the Merger (as defined below) are not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal (including Internal Revenue Service Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4. Alpine’s Solicitation/Recommendation Statement on Schedule 14D-9.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., Eastern Time, on May 17, 2024 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (as defined below), in which case the term “Expiration Time” means such subsequent time on such subsequent date. Purchaser is not providing for guaranteed delivery procedures. Therefore, Alpine stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depositary Trust Company (“DTC”), which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 10, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Alpine, Vertex and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Alpine pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Alpine continuing as the surviving corporation and becoming a wholly owned subsidiary of Vertex (the “Merger”).

The board of directors of Alpine unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to, and in the best interests of Alpine and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Alpine of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer and (iv) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered to the Purchaser pursuant to the Offer, Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer (the “Depositary”), must be in timely receipt of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time.

Neither Vertex nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary will not be obligated to pay stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent.

Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov.

Very truly yours,

MORROW SODALI LLC

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent, the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

430 Park Avenue

14th Floor

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: ALPN@info.morrowsodali.com

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